UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-53463

CUSIP NUMBER
222841108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Covenant Group of China Inc.

Full Name of Registrant

Everest Resources Corp.

Former Name if Applicable

Two Bala Plaza, Suite 300

Address of Principal Executive Office (Street and Number)

Bala Cynwyd, Pennsylvania 19004

City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable;

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Covenant Group of China Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense because it requires additional time to review and implement a series of internal control procedures recommended by an independent third party hired by the Company and finalize the preparation of its financial statements as of and for the period ended December 31, 2010. Therefore, the Company requires additional time to complete the preparation of its “Controls and Procedures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, as a result, the Company’s independent registered public accountants require additional time to complete their audit and issue their report. The Company expects to file the Annual Report on or before April 15, 2011.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Justin Csik	610	660-7828
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations of Chongqing HongSheng Information Industry Co., Inc. (“Chongqing”) were included in the Company’s consolidated results of operations for the year ended December 31, 2009, because Chongqing was acquired by the Company on December 24, 2009. In response to several material breaches by Chongqing of the agreements between the Company and Chongqing, on April 30, 2010, the Company terminated its agreements with Chongqing and rescinded the exchange of shares common stock of the Company for the shares of stock of Chongqing that had been held by its former owners. As a result, as of April 30, 2010, Chongqing was no longer a subsidiary of the Company or part of its consolidated group. See the Company’s audited consolidated balance sheet as of December 31, 2009 and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the period from June 10, 2009 (date of inception) through December 31, 2009 included in Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the United States Securities and Exchange Commission on September 23, 2010, which reflect the rescission of the acquisition of Chongqing.

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 Covenant Group of China Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By:	/s/ Justin Csik
Justin Csik

Chief Financial Officer

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